                                                              --------------------------
                                                                     OMB APPROVAL
                                 UNITED STATES                --------------------------
                      SECURITIES AND EXCHANGE COMMISSION       OMB Number: 3235-01-0145
                            Washington, D.C. 20549             Expires: October 31, 1994
                                                               Estimated average burden
                                                               hours per form.... 14.90
                                                              --------------------------

                                 SCHEDULE 13D

                 Under the Securities Exchange Act of 1934

                        ARDIS TELECOM & TECHNOLOGIES, INC.
           --------------------------------------------------------
                                (Name of Issuer)

                          Without par value common stock
           --------------------------------------------------------
                          (Title of Class of Securities)

                                  039 801105
           --------------------------------------------------------
                                 (CUSIP Number)

                             Thomas J. Spackman, Jr.
                 2602 McKinney Ave., Suite 220, Dallas, Texas
           --------------------------------------------------------
           (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

                                   12/11/98
           --------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)

   If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

   NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

   *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

   The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                        (Continued on following page(s))

                              Page 1 of  3  Pages
                                        ---

CUSIP No. 136742 20 3                 13D                 Page  2  of  4  Pages
          -----------                                          ---    ---

-------------------------------------------------------------------------------
 (1) Names of Reporting Persons. S.S. or I.R.S. Identification Nos. of Above Persons

                       Scotty D. Cook    SS# ###-##-####
-------------------------------------------------------------------------------
 (2) Check the Appropriate Box if a Member     (a)  / /
     of a Group*                               (b)  /X/
-------------------------------------------------------------------------------
 (3) SEC Use Only

-------------------------------------------------------------------------------
 (4) Source of Funds*
                   PF
-------------------------------------------------------------------------------
 (5) Check if Disclosure of Legal Proceedings is Required Pursuant to
     Items 2(d) or 2(e)
-------------------------------------------------------------------------------
 (6) Citizenship or Place of Organization
                   TEXAS
-------------------------------------------------------------------------------
Number of Shares              (7) Sole Voting Power
 Beneficially Owned                 510,000
 by Each Reporting           --------------------------------------------------
 Person With                  (8) Shared Voting Power
                                    0
                             --------------------------------------------------
                              (9) Sole Dispositive Power
                                    510,000
                             --------------------------------------------------
                             (10) Shared Dispositive Power
                                    0
-------------------------------------------------------------------------------
(11) Aggregate Amount Beneficially Owned by Each Reporting Person
                               510,000
-------------------------------------------------------------------------------
(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares*
                                 /X/
-------------------------------------------------------------------------------
(13) Percent of Class Represented by Amount in Row (11)
                                 7.5%
-------------------------------------------------------------------------------
(14) Type of Reporting Person*
                                  IN
-------------------------------------------------------------------------------
                    *SEE INSTRUCTION BEFORE FILLING OUT!

                                 SCHEDULE 13D

ITEM 1.  SECURITY AND ISSUER

     This statement relates to the without par value common stock of Ardis Telecom & Technologies, Inc. (fka Canmax, Inc., hereinafter referred to as the "Company"). The Company's principal executive offices are located at 150 W. Carpenter Freeway, Irving, Texas 75039.

ITEM 2.  IDENTITY AND BACKGROUND

     (a), (b) & (c)

         Scotty D. Cook
         2602 McKinney, Suite 220
         Dallas, Texas 75204

     (d) Scotty D. Cook has not been convicted in a criminal proceeding during the last 5 years.

     (e) Scotty D. Cook has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction during the last 5 years.

     (f) Not applicable.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

         Scotty D. Cook acquired the securities from his personal funds.

ITEM 4.  PURPOSE OF TRANSACTION

         Scotty D. Cooks' acquisition of these shares is solely for investment purposes.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

         (a)  Scott D. Cook is Chairman and CEO of Founders Equity Group,
              Inc. located in Dallas, TX. Founders Equity Group, Inc. has owned stock and debentures in the Company for years and has filed a series of 13D and amendments thereto outlining their interest in the Company. Scotty D. Cook currently personally owns a Convertible Debenture issued by the Company which is convertible at the greater of $0.50 per share or 75% of the then current market price and 310,000 shares of common stock of the Company. Scotty D. Cook disclaims any beneficial ownership in shares of the Company held by Founders Equity Group, Inc. or any other person.

         (b)  Number of shares as to which Scott Cook has:

                   (i)   Sole power to vote or to direct the vote:     510,000
                   (ii)  Shared power to vote or to direct the vote:   -0-
                   (iii) Sole power to dispose or to direct the
                         disposition:                                  510,000
                   (iv)  Shared power to dispose or to direct
                         disposition:                                  -0-

         (c) Scotty D. Cook has not effected any transaction in the securities of the Company prior to the transaction disclosed herein, other than any transactions previously disclosed.

         (d)  Not applicable.

         (e)  Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES FOR THE ISSUER.

         Not applicable.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS

         Not applicable.

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                       /s/ Scotty D. Cook
--------------------------             --------------------------------------
Date                                   Scotty D. Cook